March 12, 2010
VIA EDGAR
Jennifer Gowetski, Senior Counsel
Kevin Woody, Accounting Branch Chief
Erin Martin, Attorney-Advisor
Howard Efron, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549
Re:	China Lodging Group, Limited — Amendment No. 1 to Registration Statement on Form F-1 Publicly Filed on March 5, 2010
Dear Ms. Gowetski:
     On behalf of our client, China Lodging Group, Limited, a corporation organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”). For ease of your reference, we will deliver to you 10 copies of this Amendment No. 1 blacklined to show changes made since the previous filing.
     If you have any questions regarding the Registration Statement, please do not hesitate to call me at +86-10-8567-5002 or my colleague, Li He, at +86-10-8567-5005.
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Yours sincerely,
/s/ Howard Zhang
Howard Zhang

Enclosures
cc:	Tuo (Matthew) Zhang, Chief Executive Officer Min (Jenny) Zhang, Chief Financial Officer
China Lodging Group, Limited

John Wilde, Partner Bonnie Zhang, Partner
Deloitte Touche Tohmatsu CPA Ltd.

Chris Lin, Partner
Simpson Thacher & Bartlett LLP